Exhibit 99.1

Luckin Coffee’s Restructuring Efforts Move Forward

with Commencement of its Chapter 15 Case in the United States

Coordination between the Cayman Court and the U.S. Bankruptcy Court to Protect the Interests of Stakeholders and Facilitate Luckin Coffee’s Restructuring of its Financial Obligations

All Company Stores Remain Open and Serving Customers in China; No Material Impact on Daily Operations Expected

Company Continues to Meet Trade Obligations in the Ordinary Course of Business, Including Paying Suppliers, Vendors and Employees

BEIJING, February 5, 2021 (GLOBE NEWSWIRE) —  The Joint Provisional Liquidators (the “JPLs”) of Luckin Coffee Inc. (the “Company”) (OTC:LKNCY), Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited, today filed a verified petition under chapter 15 of title 11 of the United States Code (the “Chapter 15 Petition”) with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The Chapter 15 Petition seeks, among other things, recognition in the United States of the Company’s provisional liquidation pending before the Grand Court of the Cayman Islands (the “Cayman Court”), Financial Services Division, Cause No. 157 of 2020 (ASCJ) (the “Cayman Proceeding”) 1 and related relief.

The Company is negotiating with its stakeholders regarding the restructuring of the Company’s financial obligations, to strengthen the Company’s balance sheet and enable it to emerge from the Cayman Proceeding as a going concern, for the benefit of all stakeholders.  The relief sought in the Chapter 15 Petition is an important component of the Company’s restructuring.  This relief will promote centralized administration of the Company’s assets by permitting coordination between the Cayman Court and the U.S. Bankruptcy Court, to protect the interests of stakeholders while facilitating the Company’s restructuring.

All Company stores remain open for business, offering products with high quality, affordability and convenience to its customers in China. The filing of the Chapter 15 Petition is not expected to materially impact the Company’s day-to-day operations.  The Company continues to meet its trade obligations in the ordinary course of business, including paying suppliers, vendors and employees.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with the Company; the outcome and effect of the ongoing restructuring of the Company’s financial obligations; the Company’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of the Company’s previously issued financial results; the timing of the completion or outcome of the audit of the Company’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to the Company’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

1  The Company previously disclosed the commencement of the Cayman Proceeding on July 15, 2020.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449